TriCo Bancshares

63 Constitution Drive

Chico, CA 95973

April 17, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	TriCo Bancshares
Registration Statement on Form S-4
Filed March 21, 2018
File No. 333-223829

To Whom It May Concern:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TriCo Bancshares hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended, be accelerated so that the Registration Statement may become effective on April 19, 2018, at 3:00 p.m. (Washington, D.C. time), or as soon thereafter as may be practicable.

We request that we be notified of such effectiveness by a telephone call to David Gershon of Sheppard, Mullin, Richard & Hampton LLP at (415) 774-3120.

Sincerely,

TRICO BANCSHARES

By:	/s/ Richard P. Smith
Richard P. Smith
President and Chief Executive Officer